Filed by WorldCom, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                               Subject Company:  WorldCom, Inc.
                                                    Commission File No. 0-11258

                                                               February 8, 2001



          WORLDCOM, INC. REPORTS FOURTH QUARTER CASH EPS OF 35 CENTS

          WORLDCOM GROUP FOURTH QUARTER 2000 REVENUES UP 15 PERCENT


CLINTON, Miss., - February 8, 2001 - WorldCom, Inc. (NASDAQ:WCOM) today announced financial results for the fourth quarter and full-year 2000 ending December 31, 2000.

The solid results posted by WorldCom meet the performance expectations the Company announced on November 1 when it declared its intention to separate the Company's financial structure into two distinct groups: a high-growth unit focused on data, Internet and international operations and a high cash flow unit focused on mature businesses.

FOURTH QUARTER 2000 WORLDCOM GROUP RESULTS

WorldCom Group, which includes the Company's high-growth operations, reported fourth quarter 2000 revenues of $5.9 billion, a 15 percent increase from the same period in 1999. This strong result was driven by 28 percent year-over-year revenue growth in data and Internet services and 29 percent revenue growth in international services.

Data and Internet services accounted for 45 percent of WorldCom Group's revenues in the fourth quarter, up from 40 percent of revenues in the fourth quarter of 1999. Revenue growth in these fast growing services continues to lead the industry and accounts for over 74 percent of the Group's incremental revenue growth since the year-ago quarter. International services now represent 26 percent of the Group's revenues, up from 23 percent last year. Business voice revenues declined 7 percent from the year-ago period and now represent 29 percent of the Group's fourth quarter revenues.

WorldCom Group EBITDA (earnings before interest, taxes, depreciation and amortization) was $2.0 billion, versus $2.3 billion in the year-ago period. WorldCom Group EBITDA margin was 35 percent which includes the previously announced spending on growth initiatives, such as managed web hosting and Internet based private virtual networks, and increased employee retention and benefit spending.

WorldCom Group reported cash earnings (earnings before goodwill amortization) of $812 million or 28 cents per share, versus $1.1 billion or 38 cents per share in the same period of 1999. WorldCom Group net income, after goodwill amortization, was $585 million or 20 cents per share in the quarter.

FULL YEAR 2000 WORLDCOM GROUP RESULTS

WorldCom Group reported total commercial services revenues of $22.8 billion in 2000, an increase of 19 percent from the $19.2 billion recorded in 1999. For the year, EBITDA increased 15 percent to $8.8 billion and cash earnings were $3.8 billion or $1.30 per share. Net income for 2000 was $2.9 billion or 98 cents per share, up from $2.3 billion or 78 cents per share in 1999.

FOURTH QUARTER 2000 MCI GROUP RESULTS

MCI Group, comprised of the WorldCom, Inc. businesses that primarily serve long distance voice customers, reported fourth quarter 2000 revenues of $3.8 billion, versus $4.2 billion in the same period last year. The MCI Group reported revenue growth in its consumer subscription long distance and local services businesses, outpacing its largest competitors. This growth was offset by reduced revenues from transaction brands and calling card services that are experiencing substitution from wireless services; and alternative channels, wholesale and resale services that are being de-emphasized as the Group shifts its focus from revenue growth to cash generation.

MCI Group direct EBITDA (EBITDA before inter-company cost allocations) was $735 million, versus $1.1 billion in the year-ago period. The MCI Group reported cash earnings of $191 million or 7 cents per share, versus $453 million or 15 cents per share in the fourth quarter of 1999. MCI Group net income was $125 million or 4 cents per share.

FULL YEAR 2000 MCI GROUP RESULTS

MCI Group revenues were $16.3 billion for the year, essentially unchanged from 1999. For the year, direct EBITDA was $5.0 billion, up from $4.5 billion in 1999. Cash earnings were $2.0 billion or 70 cents per share. Net income for 2000 was $1.8 billion or 61 cents per share, up from $1.6 billion or 56 cents per share in 1999.

FOURTH QUARTER 2000 CONSOLIDATED WORLDCOM, INC. RESULTS

Fourth quarter 2000 consolidated revenues were $9.6 billion, up from $9.3 billion in the same period of 1999. Consolidated EBITDA was $2.8 billion representing an EBITDA margin of 29 percent.

Fourth quarter 2000 cash earnings were $1.0 billion, or 35 cents per share, versus $1.6 billion, or 54 cents per share in the year-ago period. Consolidated net income, after goodwill amortization, was $710 million or 25 cents per share in the quarter versus $1.3 billion or 44 cents per share in the same period a year ago.

FULL YEAR 2000 CONSOLIDATED WORLDCOM, INC. RESULTS

Full year consolidated WorldCom, Inc. revenues were $39.1 billion, up from $35.9 billion in 1999. Full-year consolidated EBITDA was $13.8 billion before charges, up from 1999 EBITDA of $12.2 billion.

Full-year 2000 cash earnings were $5.8 billion or $2.00 per share, versus $5.1 billion or $1.74 per share in 1999. Consolidated net income before charges, was $4.6 billion or $1.59 per share.

MANAGEMENT'S COMMENTS

"Since announcing our intention to separate the Company's businesses into growth and mature segments, WorldCom has made excellent progress. We are addressing those areas of our business that are mature and already have begun to manage them more appropriately -- focusing on cash returns," said Bernard
J. Ebbers, president and CEO of WorldCom, Inc. "And in Internet, data and international services, we have completed our operations and sales realignment to further solidify WorldCom's leadership in e-business communications for today's businesses. We expect to use our strength in data and Internet services to offer our customers cost-saving and efficiency enhancing add-on services like web hosting, virtual private networks and web-based customer care centers."

"In the more mature areas of our businesses represented by the MCI Group, our focus on cash generation is expected to yield positive future results. We have taken steps in the late third quarter and in the fourth quarter to de-emphasize unprofitable wholesale, resale and alternative channel services while we've continued to enjoy industry leading success in residential local and long distance services."

MANAGEMENT'S OUTLOOK

The following outlook contains forward-looking statements that are based on WorldCom management's best judgment at this time. Actual results could differ materially and are subject to various risks and uncertainties, many of which, such as economic factors, market demand and competitive pressures, are beyond the Company's control.

The Company expects full-year 2001 WorldCom Group revenue growth of between 12 and 15 percent with quarterly growth increasing through the year. The Company expects WorldCom Group cash earnings of between $1.25 and $1.35 per share for the year.

Because of the Company's intention to manage the MCI Group for cash profitability and its intention to de-emphasize unprofitable business segments, we expect declining, but stabilizing sequential revenues in the MCI Group. The Company expects MCI Group cash earnings of between $0.25 and $0.30 per share in 2001. In addition, the Company fully expects the MCI

Group to generate sufficient cash flow in 2001 to service its dividend and debt requirements.

WorldCom, Inc. currently expects that full-year 2001 consolidated cash earnings will be in the Company's previous $1.55 to $1.65 per share guidance range.

FORWARD-LOOKING STATEMENTS

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to the effects of vigorous competition; the impact of technological change on our business, new entrants and alternative technologies, and dependence on availability of transmission facilities; uncertainties associated with the success of acquisitions; risks of international business; regulatory risks in the United States and internationally; contingent liabilities; risks associated with Euro conversion efforts; uncertainties regarding the collectibility of receivables; risks associated with debt service requirements and interest rate fluctuations; and our financial leverage. More detailed information about those factors is contained in WorldCom's filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROXY STATEMENT

Investors and security holders are urged to read the Company's Registration Statement on Form S-4 relating to the tracking stocks, including the prospectus and proxy statement, when they become available. When these and other documents relating to the tracking stock transaction are filed with the SEC, they may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of the Company's stock may also obtain each of these documents (when they become available) for free by directing their request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. This earnings release, and such proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of tracking stock in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. No offering of tracking stock will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

HISTORICAL QUARTERLY FINANCIAL STATEMENTS

The Company has prepared additional statements that reflect the past eight quarters for both the WorldCom Group and MCI Group. These statements can be viewed under the historical financials heading in the investor relations section of WorldCom's web site at www.worldcom.com/ir.

ABOUT WORLDCOM

WorldCom (NASDAQ: WCOM) is a preeminent global communications company for the digital generation, operating in more than 65 countries with 2000 revenues of approximately $40 billion. WorldCom provides the innovative technologies and services that are the foundation for business in the 21st century. For more information go to http://www.worldcom.com.

WorldCom will conduct a conference call to discuss its financial results today, Thursday, February 8 at 7:30 AM (Central Time). The call will be available to all investors on the Internet at http://www.worldcom.com/ir.

Editor's note: In the second quarter of 2000, WorldCom, Inc. recognized one-time after tax charges of $55 million associated with the termination of its merger agreement with Sprint.

In the third quarter of 2000, WorldCom, Inc. recognized after tax charges of $405 million associated with specific domestic and international wholesale accounts that were no longer deemed collectible due to bankruptcies, litigation and settlements of contractual disputes that occurred in the third quarter.

Results for all periods have been adjusted to reflect classification changes for reciprocal compensation and COBRA (central office based remote access) equipment sales, which are now being treated as offsets to costs of sales. Previously, WorldCom recorded these items on a gross basis as revenues. Revenues and line costs for all periods have also been adjusted to reflect the elimination of small business and consumer PICC (primary interexchange carrier charges) as a result of the Coalition for Affordable Local and Long Distance, or CALLS, legislation which eliminated single line PICC as of July 1, 2000.

Also see the financial statements accompanying this release for the Company's statement on the adoption of SAB 101.

On November 1, 2000, WorldCom, Inc. announced a realignment of its businesses with the distinct customer bases they serve. While WorldCom, Inc. will remain the name of the Company, it will create two separately traded tracking stocks: WorldCom Group, which will reflect the performance of the Company's core high-growth data, Internet, international and commercial voice businesses and MCI Group, which will reflect the performance of its high cash flow consumer, small business, wholesale long distance, wireless messaging and dial-up Internet access operations.

                                      ###

                                WORLDCOM GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                (Unaudited, In Millions, Except Per Share Data)


                                                                                     For the Three Months ended
                                                                                            December 31,
                                                                                     --------------------------
                                                                                    2000               1999
                                                                                    ----               ----

Revenues:
      Voice  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $1,708               $1,843
      Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,933                1,568
      International  . . . . . . . . . . . . . . . . . . . . . . . . .             1,540                1,192
      Internet . . . . . . . . . . . . . . . . . . . . . . . . . . . .               689                  485
      SAB 101  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (9)                   -
                                                                                  ------               ------
         Total revenues . . . . . . . . . . . . . . . . . . . . . . . .            5,861                5,088
                                                                                  ------               ------
Operating expenses:
      Line costs . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,338                1,760
      Selling, general and administrative  . . . . . . . . . . . . . .             1,483                  989
      Depreciation and amortization  . . . . . . . . . . . . . . . . .               892                  726
      In-process research and development and other charges  . . . . .                 -                   (8)
                                                                                  ------               ------
        Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             4,713                3,467
                                                                                  ------               ------
Operating income .  . . . . . . . . . . . . . . . . . . . . . . . . . .            1,148                1,621
Other income (expense):
      Interest expense . . . . . . . . . . . . . . . . . . . . . . . .              (140)                 (91)
      Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . .                58                  189
                                                                                  ------               ------
Income before income taxes and minority interests . . . . . . . . . . .            1,066                1,719
Provision for income taxes  . . . . . . . . . . . . . . . . . . . . . .              385                  710
                                                                                  ------               ------
Income before minority interests  . . . . . . . . . . . . . . . . . . .              681                1,009
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . . . .              (80)                 (94)
                                                                                  ------               ------
Net income before distributions on subsidiary trust and other mandatorily redeemable preferred securities and
      preferred dividend requirements  . . . . . . . . . . . . . . . . .             601                  915
Distributions on subsidiary trust and other mandatorily
      redeemable preferred securities  . . . . . . . . . . . . . . . . .              16                   16
Preferred dividend requirements . . . . . . . . . . . . . . . . . . . .                -                    2
                                                                                  ------               ------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $  585               $  897
                                                                                  ======               ======

Earnings per common share:
      Net income:
         Basic  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 0.20               $ 0.32
                                                                                  ======               ======
         Diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 0.20               $ 0.31
                                                                                  ======               ======
Shares utilized in calculation:
         Basic  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,880                2,840
                                                                                  ======               ======
         Diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,893                2,931
                                                                                  ======               ======

                                WORLDCOM GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                (Unaudited, In Millions, Except Per Share Data)



                                                                                                     Financial Reporting
                                                                       Before Other Items            -------------------
                                                                         Year 2000<F1>           Year 1999       Year 2000
                                                                       ------------------        ---------       ---------
Revenues:
                 Voice  . . . . . . . . . . . . . . . . . . . . . .             $ 7,036          $ 7,433          $ 7,036
                 Data . . . . . . . . . . . . . . . . . . . . . . .               7,407            5,830            7,407
                 International  . . . . . . . . . . . . . . . . . .               5,879            4,396            5,879
                 Internet . . . . . . . . . . . . . . . . . . . . .               2,466            1,554            2,466
                 SAB 101, other . . . . . . . . . . . . . . . . . .                  (9)             523              (33)
                                                                                -------           ------           ------
                   Total revenues . . . . . . . . . . . . . . . . .              22,779           19,736           22,755
                                                                                -------           ------           ------

Operating expenses:
                 Line costs . . . . . . . . . . . . . . . . . . . .               8,745            7,905            8,745
                 Selling, general and administrative  . . . . . . .               5,255            4,195            5,689
                 Depreciation and amortization  . . . . . . . . . .               3,280            3,013            3,280
                 In-process research and development and other
                   charges. . . . . . . . . . . . . . . . . . . . .                   -               (8)               -
                                                                                -------           ------           ------
                   Total  . . . . . . . . . . . . . . . . . . . . .              17,280           15,105           17,714
                                                                                -------           ------           ------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . .               5,499            4,631            5,041
Other income (expense):
                 Interest expense . . . . . . . . . . . . . . . . .                (458)            (460)            (458)
                 Miscellaneous  . . . . . . . . . . . . . . . . . .                 385              237              385
                                                                                -------           ------           ------
Income before income taxes, minority interests and
                 cumulative effect of accounting
                 change . . . . . . . . . . . . . . . . . . . . . .               5,426            4,408            4,968
Provision for income taxes  . . . . . . . . . . . . . . . . . . . .               2,181            1,856            1,990
                                                                                -------           ------           ------
Income before minority interests and cumulative
                 effect of accounting change  . . . . . . . . . . .               3,245            2,552            2,978
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . .                (296)            (186)            (305)
                                                                                -------           ------           ------
Income before cumulative effect of accounting change  . . . . . . .               2,949            2,366            2,673
Cumulative effect of accounting change (net of
                 income tax of $43 in 2000) . . . . . . . . . . . .                   -                -              (75)
                                                                                -------           ------           ------
Net income before distributions on subsidiary trust
                 and other mandatorily redeemable
                 preferred securities and preferred
                 dividend requirements  . . . . . . . . . . . . . .               2,949            2,366            2,598
Distributions on subsidiary trust and other
                 mandatorily redeemable preferred
                 securities . . . . . . . . . . . . . . . . . . . .                  64               63               64
Preferred dividend requirements . . . . . . . . . . . . . . . . . .                   1                9                1
                                                                                -------           ------           ------

                                     -8-


Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $ 2,884           $2,294           $2,533
                                                                                =======           ======           ======

Earnings per common share:
                 Net income applicable to common
                   shareholders before cumulative
                   effect of accounting change:
                   Basic  . . . . . . . . . . . . . . . . . . . . .             $  1.01           $ 0.81           $ 0.91
                                                                                =======           ======           ======
                   Diluted  . . . . . . . . . . . . . . . . . . . .             $  0.99           $ 0.78           $ 0.90
                                                                                =======           ======           ======
Cumulative effect of accounting change  . . . . . . . . . . . . . .             $     -           $    -           $(0.03)
                                                                                =======           ======           ======
                 Net income:
                   Basic  . . . . . . . . . . . . . . . . . . . . .             $  1.01           $ 0.81           $ 0.88
                                                                                =======           ======           ======
                   Diluted  . . . . . . . . . . . . . . . . . . . .             $  0.99           $ 0.78           $ 0.87
                                                                                =======           ======           ======
Shares utilized in calculation:
                   Basic  . . . . . . . . . . . . . . . . . . . . .               2,868            2,821            2,868

                                                                                =======           ======           ======
                   Diluted  . . . . . . . . . . . . . . . . . . . .               2,912            2,925            2,912
                                                                                =======           ======           ======

[FN]
<FN1> Excludes a pre-tax charge of $93 million ($55 million after tax)
associated with the Sprint merger agreement, including regulatory, legal, accounting, and investment banking fees and other costs, and a $340 million pre-tax charge ($197 million after tax) associated with specific domestic and international wholesale accounts that were no longer deemed collectible due to bankruptcies, litigation and settlements of contractual disputes that occurred in the third quarter of 2000.

         Also excludes the retroactive effect of implementing SEC Staff Accounting Bulletin No. 101. During the fourth quarter of 2000, the Company implemented SAB 101 which requires certain activation and installation fee revenues to be amortized over the average life of the related service rather than be recognized immediately. As required by SAB 101, the Company retroactively adopted this accounting effective January 1, 2000. Costs directly related to these revenues may also be deferred and amortized over the customer contract life. Prior to the adoption of SAB 101, the Company deferred certain costs associated with the activation of domestic data customers and expensed the costs over the life of the customer. All other direct costs associated with customer activation were expensed as incurred. The retroactive adoption has the following effect on WorldCom Group's reported operating results:

                                                                                  1Q 00           2Q 00            3Q 00
                                                                                  -----           -----            -----

Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $  (6)            $ (9)            $ (9)
Selling, general and administrative . . . . . . . . . . . . . . . .                 (3)               4                -
                                                                                  ----              ---               --
  Operating income  . . . . . . . . . . . . . . . . . . . . . . . .                 (3)             (13)              (9)
Income tax benefit  . . . . . . . . . . . . . . . . . . . . . . . .                 (1)              (5)              (4)
                                                                                  ----              ---               --
Income before minority interests  . . . . . . . . . . . . . . . . .                 (2)              (8)              (5)
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . .                 (3)              (3)              (3)
                                                                                  ----              ---               --
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . .              $  (5)           $ (11)            $ (8)
                                                                                 =====            =====             ----


                                WORLDCOM GROUP

                       CONDENSED COMBINED BALANCE SHEETS
                           (Unaudited, In Millions)




                                                                                      December 31, 2000        December 31, 1999
                                                                                      -----------------        -----------------

ASSETS
Current assets: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Cash and cash equivalents  . . . . . . . . . . . . . . . . . . .           $   720              $   806
                 Accounts receivable, net . . . . . . . . . . . . . . . . . . . .             4,980                3,737
                 Receivable from MCI group, net . . . . . . . . . . . . . . . . .             1,625                  976
                 Other current assets . . . . . . . . . . . . . . . . . . . . . .             1,743                3,518
                                                                                            -------               ------
                   Total current assets . . . . . . . . . . . . . . . . . . . . .             9,068                9,037
                                                                                            -------               ------

Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . .            35,177               26,227

Goodwill and other intangibles, net . . . . . . . . . . . . . . . . . . . . . . .            36,685               37,252

Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             4,963                4,717
                                                                                            -------               ------
                                                                                            $85,893              $77,233
                                                                                            =======              =======


LIABILITIES AND ALLOCATED NET WORTH
Current liabilities:
                 Short-term debt and current maturities of long-term debt . . . .           $ 4,200              $ 5,015
                 Accounts payable and accrued line costs  . . . . . . . . . . . .             3,027                3,443
                 Other current liabilities  . . . . . . . . . . . . . . . . . . .             3,986                4,236
                                                                                            -------               ------
                   Total current liabilities  . . . . . . . . . . . . . . . . . .            11,213               12,694
                                                                                            -------               ------


Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            14,696                7,128


Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,648                5,276


Minority interests  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,592                2,599


Mandatorily redeemable preferred securities . . . . . . . . . . . . . . . . . . .               798                  798


Allocated net worth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            52,946               48,738
                                                                                            -------               ------
                                                                                            $85,893              $77,233
                                                                                            =======              =======

                                WORLDCOM GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                           (Unaudited, In Millions)





                                                                                             For the Year Ended December 31,
                                                                                             -------------------------------
                                                                                                2000                   1999
                                                                                                ----                   ----
Cash flows from operating activities:
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 2,598             $2,366
Adjustments to reconcile net income to net cash
                 provided by operating activities:
                   Cumulative effect of accounting change . . . . . . . . . . . . .                 75                  -
                   Minority interests . . . . . . . . . . . . . . . . . . . . . . .                305                186
                   Depreciation and amortization  . . . . . . . . . . . . . . . . .              3,280              3,013
                   Provision for losses on accounts receivable  . . . . . . . . . .              1,091                330
                   Provision for deferred income taxes  . . . . . . . . . . . . . .              1,410              2,510
                   Change in working capital items  . . . . . . . . . . . . . . . .             (2,995)              (631)
                   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (431)              (422)
                                                                                                ------             ------
Net cash provided by operating activities . . . . . . . . . . . . . . . . . . . . .              5,333              7,352
                                                                                                ------             ------
Cash flows from investing activities:
                 Capital expenditures . . . . . . . . . . . . . . . . . . . . . . .             (9,368)            (7,036)
                 Capital expenditures, Embratel and undersea cables . . . . . . . .             (1,616)              (893)
                 Acquisitions and related costs . . . . . . . . . . . . . . . . . .                (14)              (786)
                 Increase in intangible assets  . . . . . . . . . . . . . . . . . .               (771)              (389)
                 Proceeds from disposition of marketable securities and other long-
                  term assets . . . . . . . . . . . . . . . . . . . . . . . . . . .                676              3,580
                 Increase in other assets . . . . . . . . . . . . . . . . . . . . .             (1,696)            (1,956)
                 Decrease in other liabilities  . . . . . . . . . . . . . . . . . .               (823)              (565)
                                                                                                ------             ------
Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . . .            (13,612)            (8,045)
                                                                                                ------             ------
Cash flows from financing activities:
                 Principal borrowings (repayments) on debt, net . . . . . . . . . .              6,377             (2,894)
                 Common stock issuance  . . . . . . . . . . . . . . . . . . . . . .                585                886
                 Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (65)               (72)
                 Redemption of Series C preferred stock . . . . . . . . . . . . . .               (190)                 -
                 Advances from MCI group, net . . . . . . . . . . . . . . . . . . .              1,589              2,097
                 Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (84)                 -
                                                                                                ------             ------
Net cash used in financing activities . . . . . . . . . . . . . . . . . . . . . . .              8,212                 17
Effect of exchange rate changes on cash . . . . . . . . . . . . . . . . . . . . . .                (19)              (221)
                                                                                                ------             ------

Net decrease in cash and cash equivalents . . . . . . . . . . . . . . . . . . . . .                (86)              (897)
Cash and cash equivalents at beginning of period  . . . . . . . . . . . . . . . . .                806              1,703
                                                                                                ------             ------
Cash and cash equivalents at end of period  . . . . . . . . . . . . . . . . . . . .            $   720             $  806
                                                                                               =======             ======

                                   MCI GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                (Unaudited, In Millions, Except Per Share Data)



                                                                                              For the Three Months ended
                                                                                                     December 31,
                                                                                              ---------------------------
                                                                                             2000                    1999
                                                                                             ----                    ----
Revenues:
                 Wholesale and consumer . . . . . . . . . . . . . . . . . . . . .            $2,622               $2,974
                 Alternative channels and small business  . . . . . . . . . . . .               749                  832
                 Dial-up Internet . . . . . . . . . . . . . . . . . . . . . . . .               403                  428
                 SAB 101  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (1)                   -
                                                                                             ------               ------
                   Total revenues . . . . . . . . . . . . . . . . . . . . . . . .             3,773                4,234
                                                                                             ------               ------

Operating expenses:
                 Line costs . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,865                1,956
                 Selling, general and administrative  . . . . . . . . . . . . . .             1,336                1,295
                 Depreciation and amortization  . . . . . . . . . . . . . . . . .               230                  207
                                                                                             ------               ------
                   Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,431                3,458
                                                                                             ------               ------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               342                  776
Other income (expense):
                 Interest expense . . . . . . . . . . . . . . . . . . . . . . . .              (131)                (127)
                 Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . .                 -                    -
                                                                                             ------               ------
Income before income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .               211                  649
Provision for income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .                86                  261
                                                                                             ------               ------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $  125               $  388
                                                                                             ======               ======


Earnings per common share:
                 Net income:
                   Basic  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 0.04               $ 0.14
                                                                                             ======               ======
                   Diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 0.04               $ 0.13
                                                                                             ======               ======

Shares utilized in calculation:
                 Basic  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,880                2,840
                                                                                             ======               ======
                 Diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,893                2,931
                                                                                             ======               ======


                                   MCI GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                (Unaudited. In Millions, Except Per Share Data)


                                                                                                       Financing Reporting
                                                                         Before Other Items            -------------------
                                                                            Year 2000 <F1>        Year 1999          Year 2000
                                                                         ------------------       ---------          ---------
Revenues:
                 Wholesale and consumer . . . . . . . . . . . . . . .             $11,170          $11,533           $11,170
                 Alternative channels and small business  . . . . . .               3,541            3,142             3,541
                 Dial-up Internet . . . . . . . . . . . . . . . . . .               1,628            1,497             1,628
                 Other  . . . . . . . . . . . . . . . . . . . . . . .                  (1)               -                (4)
                                                                                  -------          -------           -------
                   Total revenues . . . . . . . . . . . . . . . . . .              16,338           16,172            16,335
                                                                                  -------          -------           -------

Operating expenses:
                 Line costs . . . . . . . . . . . . . . . . . . . . .               7,177            7,087             7,177
                 Selling, general and administrative  . . . . . . . .               4,781            5,071             5,162
                 Depreciation and amortization  . . . . . . . . . . .                 884              757               884
                                                                                  -------          -------           -------
                   Total  . . . . . . . . . . . . . . . . . . . . . .              12,842           12,915            13,223
                                                                                  -------          -------           -------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . .               3,496            3,257             3,112
Other income (expense):
                 Interest expense . . . . . . . . . . . . . . . . . .               (512)            (506)              (512)
                 Miscellaneous                                                         -                 5                 -
                                                                                  -------          -------         -------
Income before income taxes and cumulative effect of accounting change               2,984            2,756           2,600

Provision for income taxes  . . . . . . . . . . . . . . . . . . . . .               1,188            1,109           1,035
                                                                                  -------          -------         -------
Income before cumulative effect of accounting change  . . . . . . . .               1,796            1,647           1,565
Cumulative effect of accounting change (net of income tax of $7 in
2000) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   -                -             (10)
                                                                                  -------          -------         -------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $1,796           $1,647          $1,555
                                                                                  =======          =======          ======

Earnings per common share:
                 Net income applicable to common shareholders before
                   cumulative effect of accounting change:
                   Basic  . . . . . . . . . . . . . . . . . . . . . .              $ 0.63          $  0.58          $ 0.55
                                                                                  =======          =======          ======
                   Diluted  . . . . . . . . . . . . . . . . . . . . .              $ 0.62          $  0.56          $ 0.54
                                                                                  =======          =======          ======
Cumulative effect of accounting change  . . . . . . . . . . . . . . .              $    -          $     -          $    -
                                                                                  =======          =======          ======
                 Net income:
                   Basic  . . . . . . . . . . . . . . . . . . . . . .              $ 0.63          $  0.58          $ 0.54
                                                                                  =======          =======          ======
                   Diluted  . . . . . . . . . . . . . . . . . . . . .              $ 0.62          $  0.56          $ 0.53
                                                                                  =======          =======          ======

Shares utilized in calculation:
                 Basic  . . . . . . . . . . . . . . . . . . . . . . .               2,868            2,821           2,868
                                                                                  =======          =======          ======
                 Diluted  . . . . . . . . . . . . . . . . . . . . . .               2,912            2,925           2,912
                                                                                  =======          =======          ======

                                     -14-

[FN]
<FN1> Excludes a $345 million pre-tax charge ($208 million after tax)
associated with specific wholesale accounts that were no longer deemed collectible due to bankruptcies, litigation and settlements of contractual disputes that occurred in the third quarter of 2000.

Also excludes the retroactive effect of implementing SEC Staff Accounting Bulletin No. 101. During the fourth quarter of 2000, the Company implemented SAB 101 which requires certain activation and installation fee revenues to be amortized over the average life of the related service rather than be recognized immediately. As required by SAB 101, the Company retroactively adopt ed this accounting effective January 1, 2000. Costs directly related to these revenues may also be deferred and amortized over the customer contract life. Prior to the adoption of SAB 101, the Company deferred certain costs associated with the activation of domestic data customers and expensed the costs over the life of the customer. All other direct costs associated with customer activation were expensed as incurred. The retroactive adoption has the following effect on WorldCom Group's reported operating results:


                                                                                1Q 00             2Q 00              3Q 00
                                                                                -----             -----              -----

Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ (1)            $ (1)             $ (1)
Selling, general and administrative . . . . . . . . . . . . . . . .                 12              12                12
                                                                                 -----             ---               ---

  Operating income  . . . . . . . . . . . . . . . . . . . . . . . .                (13)            (13)              (13)
Income tax benefit  . . . . . . . . . . . . . . . . . . . . . . . .                 (5)             (6)               (5)
                                                                                 -----             ---               ---
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . .              $  (8)          $  (7)             $ (8)
                                                                                 =====           =====              ====

                                   MCI GROUP

                       CONDENSED COMBINED BALANCE SHEETS

                           (Unaudited. In Millions)


                                                                                      December 31, 2000        December 31, 1999
                                                                                      -----------------        -----------------
ASSETS
Current assets:
                 Cash and cash equivalents  . . . . . . . . . . . . . . . . . . .           $     41             $     70
                 Accounts receivable, net . . . . . . . . . . . . . . . . . . . .              1,835                2,009
                 Other current assets . . . . . . . . . . . . . . . . . . . . . .                436                  184
                                                                                            --------             --------
                   Total current assets . . . . . . . . . . . . . . . . . . . . .              2,312                2,263
                                                                                            --------             --------
Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . .              2,246                2,391

Goodwill and other intangibles, net . . . . . . . . . . . . . . . . . . . . . . .              9,909               10,056
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                168                  105
                                                                                            --------             --------
                                                                                            $ 14,635             $ 14,815
                                                                                            ========             ========

LIABILITIES AND ALLOCATED NET WORTH
Current liabilities:
                 Payable to WorldCom Group, net . . . . . . . . . . . . . . . . .           $  1,625             $    976
                 Accounts payable and accrued line costs  . . . . . . . . . . . .              1,962                2,835
                 Other current liabilities  . . . . . . . . . . . . . . . . . . .              1,498                1,680
                                                                                            --------             --------
                   Total current liabilities  . . . . . . . . . . . . . . . . . .              5,085                5,491
                                                                                            --------             --------
                 Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . .              6,000                6,000
                 Other liabilities  . . . . . . . . . . . . . . . . . . . . . . .              1,087                  824
                 Allocated net worth  . . . . . . . . . . . . . . . . . . . . . .              2,463                2,500
                                                                                            --------             --------
                                                                                            $ 14,635             $ 14,815
                                                                                            ========             ========


                                   MCI GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                           (Unaudited. In Millions)



                                                                                            For the Year Ended December 31,
                                                                                            ------------------------------
                                                                                             2000                    1999
                                                                                             ----                    ----
Cash flows from operating activities:
Net income                                                                                   $1,555              $ 1,647
Adjustments to reconcile net income to net cash provided by
                 operating activities:
                 Cumulative effect of accounting change . . . . . . . . . . . . .                10                   --
                 Depreciation and amortization  . . . . . . . . . . . . . . . . .               884                  757
                 Provision for losses on accounts receivable  . . . . . . . . . .               774                  621
                 Provision for deferred income taxes  . . . . . . . . . . . . . .               239                  393
                 Change in working capital items  . . . . . . . . . . . . . . . .            (1,129)                 224
                 Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                --                   11
                                                                                             ------                -----
Net cash provided by operating activities . . . . . . . . . . . . . . . . . . . .             2,333                3,653
                                                                                             ------                -----
Cash flows from investing activities:
                 Capital expenditures . . . . . . . . . . . . . . . . . . . . . .              (500)                (787)
                 Sale of short-term investments, net  . . . . . . . . . . . . . .                 4                    4
                 Acquisitions and related costs . . . . . . . . . . . . . . . . .                --                 (292)
                 Increase in intangible assets  . . . . . . . . . . . . . . . . .              (167)                (354)
                 Decrease (increase) in other assets  . . . . . . . . . . . . . .               (94)                   4
                 Decrease in other liabilities  . . . . . . . . . . . . . . . . .               (16)                 (85)
                                                                                             ------                -----
Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . .              (773)              (1,510)
                                                                                             ------                -----
Cash flows from financing activities:
                 Advances to WorldCom group, net  . . . . . . . . . . . . . . . .            (1,589)              (2,097)
                                                                                             ------                -----
Net cash used in financing activities . . . . . . . . . . . . . . . . . . . . . .            (1,589)              (2,097)
                                                                                             ------                -----

Net increase (decrease) in cash and cash equivalents  . . . . . . . . . . . . . .               (29)                  46
Cash and cash equivalents at beginning of period  . . . . . . . . . . . . . . . .                70                   24
                                                                                             ------                -----
Cash and cash equivalents at end of period  . . . . . . . . . . . . . . . . . . .            $   41              $    70
                                                                                             ======              =======


                        WORLDCOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Unaudited. In Millions, Except Per Share Data)



                                                                                              For the Three Months ended
                                                                                                     December 31,
                                                                                              --------------------------
                                                                                             2000                   1999
                                                                                             ----                   ----
Revenues:
                 Voice  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $1,708              $ 1,843
                 Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,933                1,568
                 International  . . . . . . . . . . . . . . . . . . . . . . . . .             1,540                1,192
                 Internet . . . . . . . . . . . . . . . . . . . . . . . . . . . .               689                  485
                                                                                             ------              -------
                   Commercial services  . . . . . . . . . . . . . . . . . . . . .             5,870                5,088
                 Wholesale and consumer . . . . . . . . . . . . . . . . . . . . .             2,622                2,974
                 Alternative channels and small business  . . . . . . . . . . . .               749                  832
                 Dial-up Internet . . . . . . . . . . . . . . . . . . . . . . . .               403                  428
                 SAB 101  . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (10)                  --
                                                                                             ------              -------
                   Total revenues . . . . . . . . . . . . . . . . . . . . . . . .             9,634                9,322
                                                                                             ------              -------
Operating expenses:
                 Line costs . . . . . . . . . . . . . . . . . . . . . . . . . . .             4,086                3,650
                 Selling, general and administrative  . . . . . . . . . . . . . .             2,750                2,195
                 Depreciation and amortization  . . . . . . . . . . . . . . . . .             1,308                1,088
                 In-process research and development and other charges  . . . . .                --                   (8)
                                                                                             ------              -------
                   Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             8,144                6,925
                                                                                             ------              -------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,490                2,397
Other income (expense):
                 Interest expense . . . . . . . . . . . . . . . . . . . . . . . .              (271)                (218)
                 Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . .                58                  189
                                                                                             ------              -------
Income before income taxes and minority interests . . . . . . . . . . . . . . . .             1,277                2,368
Provision for income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .               471                  971
                                                                                             ------              -------
Income before minority interests  . . . . . . . . . . . . . . . . . . . . . . . .               806                1,397
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (80)                 (94)
                                                                                             ------              -------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               726                1,303
Distributions on subsidiary trust and other mandatorily
                 redeemable preferred securities  . . . . . . . . . . . . . . . .                16                   16
Preferred dividend requirement  . . . . . . . . . . . . . . . . . . . . . . . . .                --                    2
                                                                                             ------              -------
Net income applicable to common shareholders  . . . . . . . . . . . . . . . . . .            $  710              $ 1,285
                                                                                             ======              =======

Earnings per common share:
                 Net income applicable to common shareholders:
                   Basic  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 0.25              $  0.45
                                                                                             ======              =======
                   Diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 0.25              $  0.44
                                                                                             ======              =======

                                     -18-


Shares utilized in calculation:
                   Basic  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,880                2,840
                                                                                             ======              =======
                   Diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,893                2,931
                                                                                             ======              =======


                        WORLDCOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Unaudited. In Millions, Except Per Share Data)



                                                                                                     Financial Reporting
                                                                      Before Other Items             -------------------
                                                                         Year 2000 <F1>         Year 1999         Year 2000
                                                                      ------------------        ---------         ---------
Revenues:
                 Voice  . . . . . . . . . . . . . . . . . . . . . .             $ 7,036          $ 7,433           $ 7,036
                 Data . . . . . . . . . . . . . . . . . . . . . . .               7,407            5,830             7,407
                 International  . . . . . . . . . . . . . . . . . .               5,879            4,396             5,879
                 Internet . . . . . . . . . . . . . . . . . . . . .               2,466            1,554             2,466
                                                                                -------          -------           -------
                   Commercial services  . . . . . . . . . . . . . .              22,788           19,213            22,788
                 Wholesale and consumer . . . . . . . . . . . . . .              11,170           11,533            11,170
                 Alternative channels and small business  . . . . .               3,541            3,142             3,541
                 Dial-up Internet . . . . . . . . . . . . . . . . .               1,628            1,497             1,628
                 SAB 101, other . . . . . . . . . . . . . . . . . .                 (10)             523               (37)
                                                                                -------          -------           -------
                   Total revenues . . . . . . . . . . . . . . . . .              39,117           35,908            39,090
                                                                                -------          -------           -------
Operating expenses:
                 Line costs . . . . . . . . . . . . . . . . . . . .              15,462           14,739            15,462
                 Selling, general and administrative  . . . . . . .               9,782            8,935            10,597
                 Depreciation and amortization  . . . . . . . . . .               4,878            4,354             4,878
                 In-process research and development and other
                   charges  . . . . . . . . . . . . . . . . . . . .                  --               (8)               --
                                                                                -------          -------           -------
                   Total  . . . . . . . . . . . . . . . . . . . . .              30,122           28,020            30,937
                                                                                -------          -------           -------
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . .               8,995            7,888             8,153
Other income (expense):
                 Interest expense . . . . . . . . . . . . . . . . .                (970)            (966)             (970)
                 Miscellaneous  . . . . . . . . . . . . . . . . . .                 385              242               385
                                                                                -------          -------           -------
Income before income taxes, minority interests and
                 cumulative effect of accounting
                 change . . . . . . . . . . . . . . . . . . . . . .               8,410            7,164             7,568
Provision for income taxes  . . . . . . . . . . . . . . . . . . . .               3,369            2,965             3,025
                                                                                -------          -------           -------
Income before minority interests and cumulative
                 effect of accounting change  . . . . . . . . . . .               5,041            4,199             4,543
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . .                (296)            (186)             (305)
                                                                                -------          -------           -------
Income before cumulative effect of accounting change  . . . . . . .               4,745            4,013             4,238
Cumulative effect of accounting change (net of
                 income tax of $50 in 2000) . . . . . . . . . . . .                  --               --               (85)
                                                                                -------          -------           -------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4,745            4,013             4,153
Distributions on subsidiary trust and other
                 mandatorily redeemable preferred
                 securities . . . . . . . . . . . . . . . . . . . .                  64               63                64
Preferred dividend requirement  . . . . . . . . . . . . . . . . . .                   1                9                 1
                                                                                -------          -------           -------

                                     -20-


Net income applicable to common shareholders  . . . . . . . . . . .             $ 4,680          $ 3,941           $ 4,088
                                                                                =======          =======           =======
Earnings per common share:
                 Net income applicable to common
                   shareholders before cumulative
                   effect of accounting change:
                   Basic  . . . . . . . . . . . . . . . . . . . . .             $  1.63          $  1.40           $  1.46
                                                                                =======          =======           =======
                   Diluted  . . . . . . . . . . . . . . . . . . . .             $  1.61          $  1.35           $  1.43
                                                                                =======          =======           =======
Cumulative effect of accounting change  . . . . . . . . . . . . . .             $    --          $    --           $ (0.03)
                                                                                =======          =======           =======
Net income applicable to common shareholders:
                   Basic  . . . . . . . . . . . . . . . . . . . . .             $  1.63          $  1.40           $  1.43
                                                                                =======          =======           =======
                   Diluted  . . . . . . . . . . . . . . . . . . . .             $  1.61          $  1.35           $  1.40
                                                                                =======          =======           =======
Shares utilized in calculation:
                   Basic  . . . . . . . . . . . . . . . . . . . . .               2,868            2,821             2,868
                                                                                =======          =======           =======
                   Diluted  . . . . . . . . . . . . . . . . . . . .               2,912            2,925             2,912
                                                                                =======          =======           =======

____________________
[FN]
<F1>   Excludes a pre-tax charge of $93 million ($55 million after tax)
associated with the Sprint merger agreement, including regulatory, legal, accounting and investment banking fees and other costs, and a $685 million pre-tax charge ($405 million after tax) associated with specific domestic and international wholesale accounts that were no longer deemed collectible due to bankruptcies, litigation and settlements of contractual disputes that occurred in the third quarter of 2000.



         Also excludes the retroactive effect of implementing SEC Staff Accounting Bulletin No. 101. During the fourth quarter of 2000, the Company implemented SAB 101 which requires certain activation and installation fee revenues to be amortized over the average life of the related service rather than be recognized immediately. As required by SAB 101, the Company retroactively adopted this accounting effective January 1, 2000. Costs directly related to these revenues may also be deferred and amortized over the customer contract life. Prior to the adoption of SAB 101, the Company deferred certain costs associated with the activation of domestic data customers and expensed the costs over the life of the customer. All other direct costs associated with customer activation were expensed as incurred. The retroactive adoption has the following effect on reported operating results:


                                                                                1Q 00              2Q 00            3Q 00
                                                                                -----              -----            -----

Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ (7)             $(10)            $(10)
Selling, general and administrative . . . . . . . . . . . . . . . .                 9                16               12
                                                                                -----             -----            -----
Operating income  . . . . . . . . . . . . . . . . . . . . . . . . .               (16)              (26)             (22)
                                                                                -----             -----            -----

                                     -21-


Income tax benefit  . . . . . . . . . . . . . . . . . . . . . . . .                (6)              (11)              (9)
                                                                                -----             -----            -----
Income before minority interests  . . . . . . . . . . . . . . . . .               (10)              (15)             (13)
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . .                (3)               (3)              (3)
                                                                                -----             -----            -----
                 Net income . . . . . . . . . . . . . . . . . . . .              $(13)             $(18)            $(16)
                                                                                =====             =====            =====


                        WORLDCOM, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                           (Unaudited. In Millions)



                                                                                      December 31, 2000        December 31, 1999
                                                                                      -----------------        -----------------
ASSETS
Current assets:
                 Cash and cash equivalents  . . . . . . . . . . . . . . . . . . .           $    761             $    876
                 Accounts receivable, net . . . . . . . . . . . . . . . . . . . .              6,815                5,746
                 Other current assets . . . . . . . . . . . . . . . . . . . . . .              2,179                3,702
                                                                                            --------             --------
                   Total current assets . . . . . . . . . . . . . . . . . . . . .              9,755               10,324
                                                                                            --------             --------

Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . .             37,423               28,618

Goodwill and other intangibles, net . . . . . . . . . . . . . . . . . . . . . . .             46,594               47,308

Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              5,131                4,822
                                                                                            --------             --------
                                                                                            $ 98,903             $ 91,072
                                                                                            ========             ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
                 Short-term debt and current maturities of long-term debt . . . .           $  4,200             $  5,015
                 Accounts payable and accrued line costs  . . . . . . . . . . . .              4,989                6,278
                 Other current liabilities  . . . . . . . . . . . . . . . . . . .              5,484                5,916
                                                                                            --------             --------
                   Total current liabilities  . . . . . . . . . . . . . . . . . .             14,673               17,209
                                                                                            --------             --------

Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             20,696               13,128

Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              4,735                6,100

Minority interests  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              2,592                2,599

Mandatorily redeemable preferred securities . . . . . . . . . . . . . . . . . . .                798                  798

Total shareholders' investment  . . . . . . . . . . . . . . . . . . . . . . . . .             55,409               51,238
                                                                                            --------             --------
                                                                                            $ 98,903             $ 91,072
                                                                                            ========             ========

                        WORLDCOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Unaudited. In Millions)



                                                                                            For the Year Ended December 31,
                                                                                                          ---
                                                                                             2000                    1999
                                                                                             ----                    ----

Cash flows from operating activities:
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $4,153              $  4,013

Adjustments to reconcile net income to net cash provided by
                 operating activities:
                   Cumulative effect of accounting change . . . . . . . . . . . .                85                    --
                   Minority interests . . . . . . . . . . . . . . . . . . . . . .               305                   186
                   Depreciation and amortization  . . . . . . . . . . . . . . . .             4,878                 4,354
                   Provision for losses on accounts receivable  . . . . . . . . .             1,865                   951
                   Provision for deferred income taxes  . . . . . . . . . . . . .             1,649                 2,903
                   Change in working capital items  . . . . . . . . . . . . . . .            (4,838)                 (991)
                   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (431)                 (411)
                                                                                            -------               -------
Net cash provided by operating activities . . . . . . . . . . . . . . . . . . . .             7,666                11,005
                                                                                            -------               -------
Cash flows from investing activities:
                 Capital expenditures . . . . . . . . . . . . . . . . . . . . . .            (9,868)               (7,823)
                 Capital expenditures, Embratel and undersea cables . . . . . . .            (1,616)                 (893)
                 Acquisitions and related costs . . . . . . . . . . . . . . . . .               (14)               (1,078)
                 Increase in intangible assets  . . . . . . . . . . . . . . . . .              (938)                 (743)
                 Proceeds from disposition of marketable
                   securities and other long-term assets  . . . . . . . . . . . .               680                 3,584
                 Increase in other assets . . . . . . . . . . . . . . . . . . . .            (1,790)               (1,952)
                 Decrease in other liabilities  . . . . . . . . . . . . . . . . .              (839)                 (650)
                                                                                            -------               -------
Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . .           (14,385)               (9,555)
                                                                                            -------               -------
Cash flows from financing activities:
                 Principal borrowings (repayments) on debt, net . . . . . . . . .             6,377                (2,894)
                 Common stock issuance  . . . . . . . . . . . . . . . . . . . . .               585                   886
                 Dividends paid on preferred stock  . . . . . . . . . . . . . . .               (65)                  (72)
                 Redemption of Series C preferred stock . . . . . . . . . . . . .              (190)                   --
                 Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (84)                   --
                                                                                            -------               -------
Net cash provided by (used in) financing activities . . . . . . . . . . . . . . .             6,623                (2,080)
Effect of exchange rate changes on cash . . . . . . . . . . . . . . . . . . . . .               (19)                 (221)
                                                                                            -------               -------

Net decrease in cash and cash equivalents . . . . . . . . . . . . . . . . . . . .              (115)                 (851)
Cash and cash equivalents at beginning of period  . . . . . . . . . . . . . . . .               876                 1,727
                                                                                            -------              --------
Cash and cash equivalents at end of period  . . . . . . . . . . . . . . . . . . .            $  761              $    876
                                                                                            =======              ========
